

July 20, 2012

Via E-Mail
Samuel S. Asculai
Chairman and Chief Executive Officer
Enhance Skin Products Inc.
100 King Street West, 56th Floor
Toronto, Ontario M5X IC9, Canada

> **Re: Enhance Skin Products Inc.**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed June 25, 2012**
> **Preliminary Proxy Statement on Schedule 14C**
> **Filed June 22, 2012**
> **File No. 000-52755**

Dear Mr. Asculai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that, on June 19, 2012, your Board of Directors approved and recommended to enter into a Plan of Merger with Age Reversal, Inc. and the merger will be accounted for as a reverse acquisition. As such, please ensure that your accounting complies with the following bullet points:

    *   Prior to the date of the reverse merger, the historical financial statements are required to be those of Age Reversal (the accounting acquirer) and should only include the historical results and operations of Age Reversal;

    *   The historical financial statements (Age Reversal) are required to reflect the shares issued by Enhance Skin Products "to acquire" Age Reversal as outstanding for all

periods presented in a manner similar to a stock split. This may require a recalculation of the weighted average shares outstanding for EPS purposes. Differences in the par value of Age Reversal's and Enhance Skin Products' stock should be offset to additional paid-in capital;

- The historical financial statements (Age Reversal) are required to reflect the reverse merger of Enhance Skin Products (the accounting acquiree) on the acquisition date. On the acquisition date, Enhance Skin Products' outstanding shares should be reflected as being issued by Age Reversal to acquire Enhance Skin Products;

- Subsequent to the date of the reverse merger, the historical financial statements are required to be those of Age Reversal (the accounting acquirer) and Enhance Skin Products (the accounting acquiree) on a consolidated basis.

In this regard, your pro forma financial information should also reflect the above bullet points, as applicable. For example, it is does not appear that pro forma adjustments have been made to stockholders' equity to reflect the reverse merger. Specifically, it is does not appear that you have eliminated the retained earnings of Enhance Skin Products or offset any difference in par value to additional paid-in-capital. Please advise or revise as necessary.

Summary Information, page 5

2. Please include a summary term sheet in bullet-point format highlighting the most material terms of the proposed transaction and including cross-references to more detailed discussions elsewhere in the information statement. Please see Item 14(b) of Schedule 14A and Item 1001 of Regulation S-K.

ARI, page 5

3. Please disclose that ARI's auditor has issued a going concern opinion. Also disclose the amount of ARI's net losses since inception.

Market for ESP's Common Stock, page 21

4. Please disclose the range of high and low bid information for your common stock for the last two fiscal years. See Item 201(a)(1)(iii) of Regulation S-K.

5. Please disclose the approximate number of holders of record of your common stock. See Item 201(B) of Regulation S-K.

Background of the Merger, page 25

6. We note disclosure on page 11 that you received proposals for other transactions and disclosure on page 25 that you considered other opportunities. Please revise to discuss the alternative opportunities and transactions considered by you and describe the reasons for their rejection.

Agreements with Crisnic Fund, S.A., page 26

7. We note disclosure that you intend to discuss with Crisnic possibly financing transactions pursuant to the provisions of the Indirect Primary Offering Agreement. Please disclose the number of shares and amount that you could raise under this agreement and its accompanying registration statement. We also note that the July 29, 2010 Indirect Primary Offering Agreement has a term of 24 months. Please describe whether you plan to extend the term of this agreement.

Conditions to Consummation of the Merger, page 32

8. We note disclosure that the offering and issuance of shares of your common stock to the ARI shareholders shall be exempt from registration pursuant to the Securities Act of 1933. Please disclose the exemption that you will rely upon to offer and issue shares of your common stock in the merger and the additional warrants to purchase 1,220,424 shares and such underlying shares to ARI shareholders.

Fairness, page 33

9. Please describe how your Board of Directors analyzed the transaction to reach the conclusion that the transaction was fair to the shareholders. Also, we note disclosure that the Board of Directors considered potentially negative factors regarding the transaction and these negative factors did not supersede the positive factors relating to the transaction. Please describe such negative and positive factors considered by the Board of Directors.

Certain Information Concerning ARI, page 48

10. Please provide the market and dividend information regarding ARI's common equity and related stockholder matters pursuant to Item 201 of Regulation S-K.

Business, page 48

Contracts, page 49

11. Please disclose that ARI is a development stage company with no revenues since its formation, ARI has net losses and it has not yet commenced the manufacturing or the

production of any products. Also, we note disclosure that ARI is in the business of "investigating various products". We also note disclosure that Biomind will "identify certain nutraceutical and cosmeceutical products." Also, please describe in clear, concise, non-technical language the business is which you are engaged or intend to engage. Your current disclosure in this regard is unclear.

Intellectual Property, page 49

12. Please provide the duration of ARI's trademarks. See Item 101(h)(4)(vii) of Regulation S-K.

Risk Factors, page 56

The Merger will dilute our percentage ownership of ESP's common stock, page 57

13. We note disclosure that the surviving company plans to issue additional shares of common stock for potential acquisition transactions. Please briefly disclose whether you have identified or are working on any acquisition transactions.

Risk Factors Relating to ARI's business, page 57

14. Please add a risk factor regarding the going concern opinion from ARI's auditor.

Pro Forma Unaudited Balance Sheet, page 58

15. We note that you have presented a pro forma balance sheet as of January 31, 2012. It is not clear how you have complied with the requirements of pro forma financial information set forth in Rule 8-05 of Regulation S-X. Please also provide pro forma statements of operations for the latest fiscal year and interim period. The notes to the pro forma statement should clearly show how you arrived at each adjustment amount. You should also disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts.

16. Please address how you have complied with the requirements pertaining to historical and pro forma per share data of the acquiring company and historical and equivalent pro forma per share data of the target company as set forth in Item 1 of Schedule 14C and Item 14(b)(9) and (10) of Schedule 14A.

Where you can find more information, page 63

17. Please tell us supplementally why you believe ESP is permitted to incorporate information by reference. Note that Item 14 to Schedule 14A permits incorporation to the same extent as Form S-4, which requires that the registrant meet the aggregate market

value requirement of General Instruction I.B. 1 of Form S-3. Please see General Instruction B.1. a. to Form S-4.

Financial Statements of Age Reversal, Inc., page 65

18. Please include interim financial statements for the period ended March 31, 2012. See Rule 8-08 of Regulation S-X. Refer to Item 1 of Schedule 14C, Item 14 of Schedule 14A and Item 17(b)(8) of Form S-4.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Nudrat Salik, Senior Accountant at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Via E-Mail
        Thomas E. Stepp, Jr.,Esq.